

SECURI[illegible] ISSION

12061662

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52658

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/11** (MM/DD/YY) AND ENDING **3/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Macquarie Private Wealth Corp**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Brookfield Place, 181 Bay Street, Suite 3200
(No. and Street)

Toronto	**Ontario**	**M5J 2T3**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James Lexovsky **(416) 687-1230**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers Center, 300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ **Certified Public Accountant**
- ☐ **Public Accountant**
- ☐ **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AFFIRMATION

I affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Macquarie Private Wealth Corp for the period ended March 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



James Lexovsky
Chief Financial Officer

May 28 , 2012
Date

Subscribed and sworn to before me,
On this 28th day of May 2012



Notary Public


NOTARY
PUBLIC
ONTARIO

TABLE OF CONTENTS

This report contains (check all applicable boxes):



Report of Independent Auditors

To the Board of Directors and Stockholder of Macquarie Private Wealth Corp.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows present fairly, in all material respects, the financial position of Macquarie Private Wealth Corp. (the Company) as at March 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 28, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Macquarie Private Wealth Corp.

Statement of Financial Condition

As at March 31, 2012

(expressed in US dollars)

	$
Assets	
Cash and cash equivalents	2,933,792
Due from clearing broker	93,380
Other assets	231,963
Total Assets	3,259,135
Liabilities	
Accounts payable	35,283
Due to parent (note 4)	86,757
Subordinated loans (note 4)	1,350,000
Total Liabilities	1,472,040
Stockholder's equity	
Capital stock Authorized, issued and outstanding 250,000 common shares	250,000
Retained earnings	1,537,095
Total Equity	1,787,095
Total Liabilities and Equity	3,259,135

See accompanying notes to the financial statements.

Macquarie Private Wealth Corp.

Statement of Operations

For the year ended March 31, 2012

(expressed in US dollars)

	$
Revenue	
Commission	958,870
Interest	718
Total Revenue	959,588
Expenses	
Compensation and benefits	432,784
Management fee (note 3)	191,600
Brokerage, clearing and exchange fees	181,339
Interest on subordinated loans (note 4)	94,500
Professional services	22,510
Other	108,159
	1,030,892
Loss before income taxes	(71,304)
Income tax benefit (note 7)	(112,276)
Net income for the year	40,972

See accompanying notes to the financial statements.

Macquarie Private Wealth Corp.

Statement of Changes in Stockholders' Equity

For the year ended March 31, 2012

(expressed in US dollars)

	$
Capital stock	
Balance – March 31, 2011	250,000
Increases/decreases	-
Balance – March 31, 2012	250,000
Retained earnings	
Balance - March 31, 2011	1,496,123
Net income for the year	40,972
Balance - March 31, 2012	1,537,095
Stockholder's equity - March 31, 2012	1,787,095

See accompanying notes to the financial statements.

Macquarie Private Wealth Corp.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the year ended March 31, 2012

(expressed in US dollars)

	$
Balance – March 31, 2011	1,350,000
Increases/Decreases	-
Balance – March 31, 2012	1,350,000

See accompanying notes to the financial statements.

Macquarie Private Wealth Corp.

Statement of Cash Flows

For the year ended March 31, 2012

(expressed in US dollars)

	$
Cash provided by (used in)	
Operating activities	
Net income for the year	40,972
Items not involving cash	
Decrease in due from clearing broker	5,252
Decrease in due from parent	118,228
Increase in other assets	(25,455)
Decrease in accounts payable	(12,434)
Increase in due to parent	86,757
Cash provided by operating activities	213,320
Increase in cash and cash equivalents during the year	213,320
Cash and cash equivalents - Beginning of year	2,720,472
Cash and cash equivalents - End of year	2,933,792
Supplemental cash flow information	
Interest paid	94,500
Income tax refund	121,994
Income tax paid	2,945

See accompanying notes to the financial statements.

(expressed in US dollars)

1 Nature of operations

Macquarie Private Wealth Corp., formerly Blackmont Capital Corp., (the Company) is a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated on March 3, 2000 under the provisions of the Ontario Business Corporations Act and commenced operations on March 1, 2001.

The Company's primary source of revenue is commission income for securities trade execution for United States resident clients.

The Company clears all transactions for its retail clients through its carrying broker, Pershing LLC. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customers' accounts.

2 Significant accounting policies

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP). The significant accounting policies are as follows:

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and short-term interest bearing notes and treasury bills held by clearing broker with a term to maturity of less than three months from the date of purchase.

Securities transactions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

Other assets

The Company maintains a minimum deposit of $100,000 with the carrying broker, and this and other prepaid expenses are recorded as non-allowable assets,

Income taxes

The Company's tax provision is composed only of Canadian tax expense and is in accordance with Accounting Standards Codification (ASC) 740. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition utilizing currently enacted tax laws and rates.

Deferred income taxes are recorded for the effects of temporary differences between the reported amount in the financial statements and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to

(expressed in US dollars)

reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company follows accounting principles related to the accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense (benefit) to be recognized is measured as the largest amount of expense (benefit) that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Company recording a tax liability.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Translation of foreign currencies

These financial statements have been expressed in US dollars. Certain revenue and expenses were incurred by the Company in Canadian dollars. These have been converted into US dollars using the US exchange rate on the transaction dates. Assets and liabilities denominated in Canadian dollars have been converted into US dollars using the exchange rate prevailing as at March 31, 2012. Gains or losses resulting from foreign currency translations are included in other comprehensive income for the year.

Fair values

ASC 820, Financial Instruments, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the financial asset or transfer the financial liability occurs in the principal market for the financial asset or financial liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 - Inputs are quoted prices unadjusted in active markets for identical financial assets or financial liabilities that the Company has the ability to access.

- Level 2 - Inputs other than quoted prices included within level 1 that are observable for the financial asset or financial liability, either directly or indirectly

(expressed in US dollars)

- Level 3 - Inputs are unobservable inputs for the financial asset or financial liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the financial asset or financial liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The valuation of the Company's financial assets and financial liabilities meet the definition of level 1 inputs.

Recently adopted accounting guidance

In May 2011, the FASB amended the guidance related to fair value measurement to develop common requirements for measuring fair value and for disclosure requirements for both GAAP and IFRS. The amendments were to either clarify the Board's intent about the application of existing fair value measurement requirement or to change a particular principle or requirement for measuring fair value or disclosing information about fair value measurement. The amended guidance became effective January 2, 2012. This change is not expected to have any impact on the Company's financial statements.

3 Related party transactions

The Company has a balance in its clearing account with its parent in the amount of $86,757, which relates to commission payouts, management fees and subordinated loan interest owing as at March 31, 2012.

The Company has entered into an arrangement with its parent, whereby the parent will perform certain securities execution activities and record-keeping services as the agent for the Company. The parent charged the Company a management fee of $191,600 for this service for the year ended March 31, 2012.

The Company incurred $94,500 in interest on the subordinated loans (note 4) provided by MPWI at March 31, 2012.

4 Subordinated loans

The subordinated loans provided by MPWI, aggregating $1,350,000, have been approved by FINRA and bear interest at 7% annually. One subordinated loan of $150,000 has a scheduled maturity date of November 30, 2013; a second loan of $600,000 has a scheduled maturity date of September 30, 2013; and the third loan of $600,000 has a scheduled maturity date of August 31, 2012. The loans have been subordinated to the claims of the general creditors and repayments of the subordinated loans are subject to the approval of FINRA.

5 Regulatory net capital requirement

As a registered broker dealer, the Company is subject to the net capital rule of the SEC (Rule 15c3-1). The Company computes its net capital requirement under the basic method and reports under a (k) 2 (ii) exemption. As at March 31, 2012, the Company's net capital was $2,872,144, which was $2,822,144 in excess of the required net capital of $50,000.

(expressed in US dollars)

6 Financial instrument

Fair value

The fair values of the Company's financial assets and financial liabilities, which qualify as financial instruments, approximate their carrying values due to their short-term nature or imminent maturity.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is not exposed to significant interest rate risk, as the cash equivalents are short term in nature.

Credit risk

In the normal course of business, the Company settles various client transactions through Pershing LLC and its parent. To the extent that clients or counterparties fail to satisfy their obligations relating to these transactions, the Company is exposed to credit risk. In these situations, the Company may be required to purchase or sell financial instruments at unfavourable market prices. The Company's most significant credit risk at March 31, 2012 is with Pershing LLC.

(expressed in US dollars)

7 Income taxes

The income tax benefit consists of the following:	$
Current tax	112,276
Deferred tax	-
Income tax benefit	112,276

The income tax benefit on the Company's loss before taxes differs from the applicable domestic tax rate of 27.75% is principally due to tax refunds on prior year taxes which were previously fully provided for.

The Company has provided for a full valuation allowance against the deferred tax asset as management has determined that it is more likely than not that all deferred tax assets will not be realized due to lack of forecasted profits.

In connection with any potential or actual liabilities for uncertain tax positions, the Company had no change in its liabilities for the year ended March 31, 2012 and no liabilities for uncertain tax position at March 31, 2012.

The Company files income tax returns in Canada and the province of Ontario. The Company has open tax years for Canadian federal and Ontario provincial income tax filings for fiscal years ending December 31, 2005 to present.

The Company is currently not under examination in any taxation jurisdiction.

8 Subsequent events

The Company has updated its subsequent events disclosure through May 28, 2012, the filing date of these financial statements.

Supplemental Information

Macquarie Private Wealth Corp.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 of the
United States Securities and Exchange Commission
March 31, 2012

(expressed in US dollars)

	$
Total Stockholder's Equity	1,787,095
Subordinated loans	1,350,000
Total stockholder's equity and subordinated loans	3,137,095
Deductions and/or charges	
Total non-allowable assets	231,963
Haircuts	32,988
Net capital	2,872,144
Computation of basic net capital requirements	-
Minimum net capital required	50,000
Excess net capital	2,822,144

Note: There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited March 31, 2012 FOCUS Report.

Macquarie Private Wealth Corp.

Statement Regarding Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements Pursuant to
U.S. Securities and Exchange Commission Rule 15c3-3

March 31, 2012

The Company does not carry any client accounts and is exempt from the U.S. Securities and Exchange Commission Rule 15c3-3 under (k)(2) of that Rule.



Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

To **the Board of Directors and Stockholder of Macquarie Private Wealth Corp.**

In planning and performing our audit of the financial statements of Macquarie Private Wealth Corp. (the "Company") as of and for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 28, 2012